UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Information To Be Included in Statements Filed
Pursuant to Rules 13d-1(a) and
Amendments Thereto Filed Pursuant to 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

DALECO RESOURCES CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

23437P 20 8

(CUSIP Number)

Shunichi Arai

Executive Vice President

Sumitomo Corporation of America

600 Third Avenue

New York, New York 10016

(212) 207-0563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23437P 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sumitomo Corporation of America IRS No. 13-5612163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 640,000 shares of Common Stock

	8.	Shared Voting Power 0 shares of Common Stock

	9.	Sole Dispositive Power 640,000 shares of Common Stock

	10.	Shared Dispositive Power 0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.25%

14.	Type of Reporting Person (See Instructions) CO

The Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on December 10, 2001 by Sumitomo Corporation of America (“Sumitomo”) is hereby amended and supplemented by this Amendment No. 1 (the “Amendment”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 1.	Security and Issuer
Not applicable.
Item 2.	Identity and Background
Not applicable.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended as follows:

Under the terms of the Purchase Agreement and the Marketing Agreement, Sumitomo was granted warrants to purchase, in the aggregate, 2,240,000 shares of Daleco’s Common Stock at prices ranging from $2.00 to $3.00.  The Original Schedule 13D stated that the source of the funds to purchase the warrants would be Sumitomo’s general working capital. On September 14, 2004, Daleco amended the Marketing Agreement (as so amended, the “First Amendment”) which, among other things, cancelled the warrants granted to Sumitomo under both the Purchase Agreement and the Marketing Agreement. Sumitomo has no further rights with respect to the cancelled warrants.

Under the terms of the Purchase Agreement, Daleco granted to Sumitomo, and Sumitomo acquired from Daleco, certain exclusive distribution and marketing rights with respect to certain Daleco products.  The First Amendment deleted these exclusive marketing and distribution rights.  Under the First Amendment, Daleco appoints Sumitomo as a non-exclusive distributor for the sale of certain Daleco products.

Item 4.	Purpose of Transaction
Item 4 is amended as follows:

Under the terms of the First Amendment, Daleco appoints Sumitomo as a non-exclusive distributor for the sale of certain Daleco products. Pursuant to the First Amendment the initial term of the Marketing Agreement expires on June 30, 2005, however, the term may be extended for additional one-year periods upon mutual written agreement of Daleco and Sumitomo. In addition, the First Amendment deleted the provisions which stated that Daleco would be obligated to pay a special termination fee as compensation to Sumitomo should the Marketing Agreement be terminated as a result of a Daleco change of control.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended as follows:

(a)           As of the date hereof, Sumitomo is the beneficial owner of 640,000 shares of Daleco’s Common Stock, which constitutes approximately 2.25% of Daleco’s issued and outstanding Common Stock, based on information contained in Daleco’s Form 10-QSB for the quarterly period ended June 30,2004 filed with the SEC on August 13, 2004.

(b) Number of shares of Common Stock as to which Sumitomo has:
i.	sole power to vote or direct the vote: 640,000.
ii.	shared power to vote or direct the vote: 0.
iii.	sole power to dispose or to direct the disposition of: 640,000.
iv.	shared power to dispose or to direct the disposition of: 0.

(c)           Pursuant to the Stock Warrant and the Marketing Warrant, Sumitomo acquired the right to purchase up to an additional 2,240,000 shares of Daleco Common Stock. As of September 14, 2004, Sumitomo cancelled and returned to Daleco the Stock Warrant and the Marketing Warrant, in each case unexercised, releasing all of Sumitomo’s rights with respect thereto, in accordance with the terms of an amendment to the Marketing Agreement which amendment Daleco and Sumitomo executed as of September 14, 2004.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Sumitomo.
(e) On September 14, 2004, Sumitomo ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of Daleco.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended as follows:
As stated in Item 3 above, the First Amendment to the Marketing Agreement was entered into by Sumitomo and Daleco on September 14, 2004.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1            The First Amendment to the Master Distribution and Marketing Agreement dated as of September 14, 2004, by and among Sumitomo Corporation of America and Daleco Resources Corporation (incorporated by reference to Daleco’s Current Report on Form 8-K, dated September 15, 2004, as filed with the SEC on September 16, 2004).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2004

SUMITOMO CORPORATION OF AMERICA

/s/ Shunichi Arai
Name:	Shunichi Arai
Title:	Executive Vice President

EXHIBIT INDEX

Exhibit	Description

99.1

The First Amendment to the Master Distribution and Marketing Agreement dated as of September 14, 2004, by and among Sumitomo Corporation of America and Daleco Resources Corporation (incorporated by reference to Daleco’s Current Report on Form 8-K, dated September 15, 2004, as filed with the SEC on September 16, 2004).